EXHIBIT 5.1

[LETTERHEAD OF SULLIVAN & CROMWELL LLP]

March 22, 2016

American International Group, Inc.,

175 Water Street,

New York, NY 10038.

Ladies and Gentlemen:

In connection with the several purchases today by the Underwriters named in Schedule I to the Underwriting Agreement, dated March 17, 2016 (the “Underwriting Agreement”), among American International Group, Inc., a Delaware corporation (the “Company”), and Barclays Capital Inc., Deutsche Bank Securities Inc., RBC Capital Markets, LLC and U.S. Bancorp Investments, Inc., as representatives of the several Underwriters named therein, of $1,500,000,000 aggregate principal amount of the Company’s 3.900% Notes due 2026 (the “Securities”) issued pursuant to the Indenture, dated as of October 12, 2006, as supplemented by the Fourth Supplemental Indenture, dated as of April 18, 2007, and the Eighth Supplemental Indenture, dated as of December 3, 2010, and as further supplemented by the Thirty-Second Supplemental Indenture, dated as of March 22, 2016 (collectively, the “Indenture”), each between the Company and The Bank of New York Mellon, as Trustee (the “Trustee”), we, as your counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion.

Upon the basis of such examination, we advise you that, in our opinion,

(1) The Company has been duly incorporated and is an existing corporation in good standing under the laws of the State of Delaware.

(2) The Securities constitute valid and legally binding obligations of the Company, subject to bankruptcy, insolvency, fraudulent transfer, reorganization,

American International Group, Inc.	-2-

moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

The foregoing opinion is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

We have relied as to certain factual matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible, and we have assumed that the Indenture has been duly authorized, executed and delivered by the Trustee, that the Securities conform to the specimens thereof examined by us, that the Trustee’s certificates of authentication of the Securities have been manually signed by one of the Trustee’s authorized officers, and that the signatures on all documents examined by us are genuine, assumptions which we have not independently verified.

We hereby consent to the filing of this opinion as an exhibit to the Company’s Current Report on Form 8-K, filed on the date hereof, relating to the Securities. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

/s/ SULLIVAN & CROMWELL LLP